Exhibit 99.02

FIRST AMENDMENT TO THE

XCEL ENERGY 401(k) SAVINGS PLAN

(As Amended and Restated Effective January 1, 2015)

Pursuant to Section 12.1 of the Xcel Energy 401(k) Savings Plan (As Amended and Restated Effective January 1, 2015) (the “Plan”), the Plan shall be amended effective as of January 1, 2017, in the following respects:

I.

Section 4.1(a) is hereby amended by adding the text “and the provisions of subsection (e) below,” following the language “Subject to the limitations set forth herein,”.

II.

Section 4.1(a)(1) is hereby amended to replace the language “, not in excess of 4% of the Participant’s Covered Compensation” with “up to the first 8% of a Participant’s Covered Compensation, for a maximum Matching Contribution of 4% of the Participant’s Covered Compensation.”

III.

Section 4.1(e) is hereby amended in its entirety, to read as follows:

(e)    Notwithstanding the foregoing, and effective on and after January 1, 2017 for bargaining employees participating in the Plan, designated officers of the Company may increase or decrease once each year the contribution percentages set forth in subsection (a) above based on profitability or such other reasons that they deem appropriate, provided that such increase or decrease does not exceed 1% of Participants’ Covered Compensation for the applicable year. Moreover, designated officers of the Company may increase or decrease once each year the maximum dollar amounts set forth in subsection (a) above as they deem appropriate, provided that such increase or decrease does not exceed 50% of the dollar amount in effect for the previous year. Any increase or decrease under this subsection shall be effective before the end of the Plan Year to which said increase or decrease applies.

Effective on and after January 1, 2017 for all non-bargaining employees participating in the Plan, designated officers of the Company may increase or decrease once each year (at any time prior to or during the Plan Year) any of the Matching Contribution percentages set forth in subsection (a) above based on profitability or such other reasons that they deem appropriate. For example, and not to be construed as limiting the discretion provided to the designated officers of the Company under this subsection (e), the Company may decide that the match rate of 50% of the first 8% of Participant’s Covered Compensation for the year will be decreased to 50% of the first 4% of Participant’s Covered Compensation, or alternatively, that the match rate would be decreased to 25% of the first 8% of Participant’s Covered Compensation. Moreover, designated officers of the Company may increase or decrease once each year the maximum dollar amounts set forth in subsection (a) above as they deem appropriate. Any increase or decrease under this subsection shall be effective before the end of the Plan Year to which said increase or decrease applies.

Xcel Energy Inc.

/s/ Marvin E. McDaniel		/s/ Jeffrey S. Savage
By:	Marvin E. McDaniel	By:	Jeffrey S. Savage
Date:	12/11/16	Date:	12/11/16